JACKSON NATIONAL LIFE INSURANCE COMPANY OF NEW YORK
2900 Westchester Avenue
Purchase, New York 10577

June 20, 2003

VIA EDGAR

Securities and Exchange Commission
450 Fifth Street, NW
Judiciary Plaza
Washington, DC 20549

Re:  JNLNY Separate Account I
        File Nos. 333-70384 and 811-08401
        CIK: 0001045032
        Accession Number: 0000933691-03-000159

Dear Sir/Madam:

On June 20, 2003, the above referenced 485BPOS filing was forwarded via Edgar. It has been determined that the 485BPOS filing was filed by mistake and we are requesting withdrawal of the previously accepted 485BPOS filing, under Form Type AW. Please contact the undersigned at 517-367-4336 with any questions or comments you may have concerning the enclosed.

Sincerely,

Jackson National Life Insurance Company of New York

/s/ Susan S. Rhee

Susan S. Rhee
Associate General Counsel